

Mail Stop 3628

August 24, 2020

Brian T. Stevens
Vice President and Controller
Mercedes-Benz Financial Services USA LLC
36455 Corporate Drive
Farmington Hills, Michigan 48331

> **Re: Mercedes-Benz Auto Lease Trust 2019-A**
> **Form 10-K for Fiscal Year Ended December 31, 2019**
> **Filed March 27, 2020**
> **File No. 333-208533-07**

Dear Mr. Stevens:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Arthur C. Sandel

Arthur C. Sandel
Special Counsel
Office of Structured Finance

cc: Siegfried P. Knopf, Esq., Sidley Austin LLP
Steven C. Poling, Esq., Mercedes-Benz Financial